Exhibit 12.1

SCICLONE PHARMACEUTICALS, INC.

STATEMENT OF COMPUTATION OF RATIOS

(in dollars, except for ratios)

	Year Ended December 31,					Three Months Ended March 31, 2009
	2004	2005	2006	2007	2008
Earnings:
(Loss) income before taxes	$(13,278,000)	$(7,713,000)	$727,000	$(9,647,000)	$(7,873,000)	$256,000
Add: Combined fixed charges and preference dividends	677,000	675,000	462,000	331,000	265,000	107,000
Less: Capitalized interest	25,000	25,000	6,000	—	31,000	49,000

Earnings as defined	$(12,626,000)	$(7,063,000)	$1,183,000	$(9,316,000)	$(7,639,000)	$314,000
Fixed Charges:
Interest expense including capitalized interest	$386,000	$370,000	$100,000	$20,000	$31,000	$49,000
Estimated interest component of rent	291,000	305,000	362,000	311,000	234,000	58,000

Total fixed charges	$677,000	$675,000	$462,000	$331,000	$265,000	$107,000
Combined Fixed Charges and Preference Dividends:
Interest expense including capitalized interest	$386,000	$370,000	$100,000	$20,000	$31,000	$49,000
Estimated interest component of rent	291,000	305,000	362,000	311,000	234,000	58,000
Deemed dividend	—	—	—	—	—	—

Total combined fixed charges and preference dividends	$677,000	$675,000	$462,000	$331,000	$265,000	$107,000
Ratio of earnings to fixed charges	—	—	2.56	—	—	2.93
Ratio of earnings to combined fixed charges and preference dividends	—	—	2.56	—	—	2.93

For purposes of computing these ratios of earnings to fixed charges and earnings to combined fixed charges and preference dividends, fixed charges consist of interest expense and an estimated interest component of rent, and combined fixed charges and preference dividends consist of fixed charges and deemed dividends. Earnings consist of net (loss) earnings applicable to common stock shareholders before income taxes plus combined fixed charges and preference dividends less capitalized interest. Earnings were insufficient to cover combined fixed charges and preference dividends by $13,278,000, $7,713,000, $9,647,000 and $7,873,000 in 2004, 2005, 2007, and 2008, respectively.